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Exhibit 99.1

Final Transcript

Thomson StreetEventsSM

ACXM—Definitive Agreement Reached for Acxiom to Acquire Digital Impact

Event Date/Time:Mar.28.2005 /9:00AM ET

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

C O R P O R A T E    P A R TI C I P A N T S

Rodger Kline
Acxiom—Chief Finance & Administration Leader

Charles Morgan
Acxiom—Company Leader

Bill Park
Digital Impact—Chairman, President & CEO

Richard Howe
Acxiom—Marketing Organization Leader

Jerry Jones
Acxiom—Business Development/Legal Leader

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Mark Bacurin
Robert W. Baird—Analyst

Todd Van Fleet
First Analysis—Analyst

Tim Nollen
Bear Stearns—Analyst

Trey Grooms
Stephens Inc.—Analyst

Chris Pitt
Credit Suisse First Boston—Analyst

P R E S E N T A T I O N

Operator

Good day, everyone, and welcome to the Acxiom Corporation acquisition announcement conference call. Today's call is being recorded. And now at this time for opening remarks, I would like to turn the conference over to Mr. Rodger Kline, Chief Finance and Administration Leader. Please go ahead.

Rodger Kline—Acxiom—Chief Finance & Administration Leader

Good morning. I'm sure you've seen our press release we issued early this morning announcing the acquisition of Digital Impact. The Board of Directors of both companies have unanimously approved the transaction. Under the definitive agreement, Acxiom will make a cash tender offer for all outstanding shares of Digital Impact for $3.50 each. Following the purchase of shares in the tender offer, the acquisition will occur. The transaction has a net value of approximately $120 million based on fully diluted shares and Digital Impact's estimated cash at closing of $20 million. We expect that the amortization of intangibles and the transition period for realizing these synergies will create a $0.02 to $0.03 per share dilution for fiscal 2006. The acquisition is expected to be accretive beginning in fiscal 2007.

Before we continue further, I would like to point out that this conference call contains forward-looking statements that involves risks and uncertainties, including statements about future growth. Actual results could differ based upon market conditions and other risks detailed from time to time in the

Company's SEC filings. We have included a comprehensive statement concerning the forward-looking nature of this disclosure in our press release. Since you each have access to that press release, we incorporate that statement in its entirety without reading it to you at this time.

Today's discussion is neither an offer to purchase nor a solicitation of an offer to sell securities. When the tender offer is commenced, Acxiom will follow a tender offer statement on schedule TO, including the offer to purchase and letter of transmittal. And Digital Impact will file a solicitation recommendation statement on Schedule 14D-9. Investors and security holders are urged to read the tender offer statements when they become available because they will contain important information. Once filed with the SEC, the tender offer statements may be accessed at no cost on the SEC's website or obtained from the information agent for the offer.

This morning, we will hear from Charles Morgan, Acxiom's Chairman and Company Leader; Bill Park, Digital Impact's Chairman and CEO; and Richard Howe, Acxiom's marketing leader. To get us started, I'll turn it over to Charles.

Charles Morgan—Acxiom—Company Leader

Thank you very much, Rodger. We are very excited about today's announcement. And we're both excited for the shareholders, clients, and employees of each Company. I'm particularly excited about having Bill Park, his leadership team, and all the talented employees at Digital Impact join Acxiom. Now I'm going to ask Bill to make a few comments in just a couple of minutes.

Before I do, this is a very important strategic move for Acxiom. Our goal has been to create multichannel integrated solutions, and our clients are looking for ever increasingly more sophisticated e-marketing capabilities as a part of their core strategy.

One of our largest clients just recently told me to look for them to spend less on postage and more on e-marketing. This client was aware that spam is soon to be controlled by measures that will positively identify centers of e-mail. But even before this happens, this large Acxiom client wants to step up their e-marketing capability and they want to do it with Acxiom.

While we have provided a certain level of e-marketing capability, we have not been positioned to meet all the demands of the marketplace. With Digital Impact, we will now be able to meet those needs. We've been looking at this market for a number of years and have evaluated all the major players. Additionally, we have made investments in this space in years past. With the recent SmartDM acquisition, we took our first major step into the digital marketing space. Their capabilities, that is the capabilities of SmartDM, will be highly complemented by Digital Impact's capabilities.

We see Digital Impact as a clear number one player and with their capability, we believe we can deliver to our clients high-end capability that they've been requesting.

Also, we can immediately gain a market leading-position in this industry. Digital Impact extends and enhances the overall Acxiom value proposition for almost every client we have. Also, Acxiom is well positioned to create a significant additional value to Digital Impact's business. Doing business in the online world creates an incredible amount of transactions and data. Our grid-based computer information infrastructure is the perfect platform to process, store, and update these vast amounts of data. Our data assets as well as our data integration expertise all represent important capabilities to improve the Digital Impact value proposition.

However, the biggest key to this acquisition in my opinion is bringing onboard approximately 280 Digital Impact employees who have great expertise and a proven track record of success. This is an acquisition, but we are treating it as a merger, a merger of capability and talent. Several of the Acxiom complementary business areas will be merged with Digital Impact units to form a new Acxiom enterprise led by Bill Park, Digital Impact's CEO. Bill has done a great job in building Digital Impact and we're pleased that he has agreed to become an important member of the Acxiom senior leadership team.

Bill, I know you guys are excited about this opportunity. We spent a lot of time with you last week. And we believe this represents opportunity for all of you at Digital Impact. Would you make a couple of comments, please?

Bill Park—Digital Impact—Chairman, President & CEO

I absolutely would love to, Charles. Thank you very much for that warm introduction. Myself and the management team and I think all of our employees and shareholders and clients are really excited today about this opportunity. And we are happy for Acxiom and its stakeholders as well. I have always been very optimistic about the future of our business, and that optimism only grows with Digital Impact joining the Acxiom family.

As stated previously, that the market and Digital Impact are at an important inflection point, we're seeing pricing pressures beginning to ease and there's a growing awareness in the value of online marketing—the difference in what is and isn't spam. And with our latest impact technology platform, DI's advantage over our competitors is only continuing to grow. We're very confident in our people, our technology, in our services and our future growth, and today I'm happy to say that we are starting to see that growth. In addition to expanding relationships with several existing clients, we've recently signed onboard Sun Microsystems, Royal Caribbean International, and Audible as new clients. As a result, we expect to generate revenues on a stand-alone basis in the range of 46 to $52 million in fiscal 2006. And when we officially join Acxiom, will be able to leverage so much of what has made Acxiom the industry leader in database marketing. To our suite of digital marketing products and services, we are excited to add maximally expanded data integration capabilities, data, database and analytic services, and IT expertise. And we obviously also look forward to selling our unique combination of technology and services into Acxiom's impressive client base. We believe this is a great day for both of our companies and I'm excited about the prospects of joining Digital Impact with Acxiom Corp. to expand our join value proposition. Charles, in particular, I'd like to thank you for allowing me the chance to join the call today. And I'd like to turn the call over to Richard Howe, Acxiom's marketing leader.

Charles Morgan—Acxiom—Company Leader

Listen, before you do, Bill, some of your comments reminded me that you have just recently converted about—as I understand—about 40% of your clients to your new IMPACT platform. It has really peeled a lot of your recent growth. Is that correct?

Bill Park—Digital Impact—Chairman, President & CEO

That is correct. We think that the new platform, it's IMPACT 6 offers a number of advantages in the marketplace both from a cost perspective as well as from a features and capabilities perspective. And it's been getting an extremely strong reception in the marketplace. We think that by leveraging that platform and leveraging Acxiom's grid technology, we think we can really take this to the next level.

Charles Morgan—Acxiom—Company Leader

        Well that's what we've been hearing and that's consistent with our valuation. And now I'll quit interrupting and let Mr. Howe proceed on. Thanks.

Richard Howe—Acxiom—Marketing Organization Leader

Thank you, Charles. Thank you, Bill. And Bill, welcome to Acxiom. We have been following the ups and downs in the market as it relates to the adoption of digital marketing technologies for sometime at Acxiom. Over the last year, we have seen a number of market indications that suggest an increase in demand associated with these online channels. And we've gotten some validation, both externally and internally. The industry analysts are predicting that this market will continue to grow. Juniper expects that market to be 3.4 billion this year, growing to 6.1 billion in 2008. A 16% compound annual growth rate. By contrast, the off-line channels are expected to grow at 6%. According to the direct marketing association, the return on investment for e-mail marketing programs at 14.2% is almost twice that of direct-mail, and 28 times that for magazines.

Our own e-products revenue has grown following a number of years of decline. And that gives us some optimism about the potential for this market space. And as Charles said, our clients have been asking more and more about online marketing programs and how they can merge those off-line programs with their online programs. This has been true across our image industry verticals. As a result, we have been making the moves necessary to ensure Acxiom remains the leading provider of direct consumer solutions regardless of channel. Those moves started in January with the purchase of SmartDM and they continue today with the acquisition of Digital Impact.

As you all know, Acxiom today processes billions of records on behalf of our customers. This processing produces information. That information ultimately drives an interaction with consumers across the available customer touch points. These include telemarketing, direct-mail, Internet, call centers, and in some instances, at the point-of-sale itself.

In this primarily off-line model, the information Acxiom produces is typically sent out either to our clients or to other third parties, like print shops or call centers. In this model, it is these other parties who engage the consumer. And in this regard, we operate at arm's length to that interaction. This hand-off produces certain time and subsequent analysis constraints that can hinder the ability for Acxiom or our clients to adapt as quickly as possible to the needs of the consumer—needs that are determined directly from these interactions. The addition of Digital Impact's e-marketing platform to Acxiom's acquisition and customer marketing solutions provides an exceptional opportunity for Acxiom clients to quickly execute and adapt to their overall customer interaction programs. And as it relates to their e-marketing programs, they do so within the confines of a closed-loop system hosted by Acxiom.

Digital impact is both a services and a technology company. The majority of Digital Impact clients work with the Company on a full-service basis. And as a result, generate recurring revenues for the business. In this primary model, the account teams actively assist in program design, and either collaborate with the client to deliver and analyze campaigns or essentially act as an extension to the client's marketing functions, providing all services necessary to maximize return on investment for those clients. A smaller subset of Digital Impact clients use the platform which they refer to as IMPACT on a self-serve basis. In this secondary model, while the application is still hosted by Digital Impact, the clients manage, send and analyze those campaigns with minimal support from the DI account teams.

The company offers a complement of consulting services that include campaign strategy, creative design, response and campaign analysis, Web design and development, Customer Data Integration, and search-based marketing services. Let me explain.

The marketing channels of today have transformed the consumer from a recipient of product information to a searcher of product information. And this reality demands that today's marketers understand the relationship between search key words and their products and services. This has produced a demand for services designed to help marketers optimize those search-based marketing programs. Digital Impact offers a full range of search engine marketing services today's marketers require. These include search engine optimization, paid inclusion programs, and paid placement programs. All the services required to help clients maximize their online search-based marketing programs.

As measured by total revenue, Digital Impact is the largest e-mail marketing services provider and sends approximately one billion highly personalized e-mails per order. The Company has recently been recognized at a top 20 interactive marketing agency by Ad Week and is a pioneer in the integration of e-mail and search-based marketing techniques.

Digital Impact's subscription pricing model produces recurring revenue, and it's over 100 customers. In fact, nearly 80% of the Company's revenue recurs. Eighty percent of the customers are Global 2000 Enterprises and 85% of the clients renew their contracts with the company annually.

DI had notable clients in primary verticals that include financial services, technology, retail, and travel and hospitality. This acquisition is highly complementary to our recent acquisition of SmartDM, and with other existing Acxiom products and services. The technology and services have applicability across the industry verticals Acxiom serves and the offerings are immediately portable in our European and Asia-Pacific businesses. Acxiom now has a complete end-to-end marketing services platform that includes Customer Data Integration, data hygiene and suppression services, info-based data enhancement, and Personicx customer segmentation capabilities. Data management platforms that scale to meet the demands of middle and upper tier market; off-line direct consumer channel support and printing services; online direct to consumer e-mail delivery; campaign strategy design and creative content development; search-based marketing strategy and execution services; campaign management and analytics; campaign analysis and reporting.

There is great potential in these two strong teams working together. Both have great technologies, a proven track record of success, and strong people. Each will make the other better. And with the vast technology infrastructure we've built at Acxiom, including our grid-based customer information infrastructure, we see ways to continue to improve the efficiency of our overall customer deliverables. And to help our customers continue to incorporate into CII applications that can benefit from having a flexible underlying information management underpinning. As Charles pointed out in his opening remarks, the online world produces an immense amount of information. This information needs to be processed, cleaned, and analyzed. And in many cases, that needs to occur in the near real-time. Where there are applications that require massive amounts of information, there is a clear benefit from the use of Acxiom's CII platform.

We listen to our clients. We listen to the marketplace. And they're all telling us that they see the value and want the types of customized, well-targeted online marketing solutions that have fueled Digital Impact's growth since its formation in 1997. We are excited to have them as part of the overall Acxiom family. Thank you and now I'm going to turn it back over to Rodger.

Rodger Kline—Acxiom—Chief Finance & Administration Leader

Thanks, Rich. That concludes our prepared remarks today. And we'll now open the floor for a brief question-and-answer session.

Q U E S T I O N S    A N D    A N S W E R S

Operator

Thank you. (Operator Instructions). Mark Bacurin with Robert W. Baird.

Mark Bacurin—Robert W. Baird—Analyst

Good morning, gentlemen. A couple of questions. I don't know who should answer this, but if you—I guess maybe Rodger. If you look at the existing Acxiom customer base and you said that you're seeing lots of clients asking about online marketing capabilities, is there any way to quantify what magnitude of revenue maybe that you guys were not able to service that once you completed your data integration work was handed off to some other third-party provider that maybe now becomes an opportunity with Digital Impact?

Charles Morgan—Acxiom—Company Leader

This is Charles. I've been right in the middle of this and talking to Acxiom business units as well as Acxiom customers. I know that two of our very largest financial services customers plan to significantly increase, as I indicated in my comments, significantly increase their investment in what I will call the online marketing. And we already have a very substantial client—or a number of very substantial clients in online marketing that are served by SmartDM.

Some of the capability that we could not, for example, deliver to large clients like Harrah's, we will be able to deliver with the Digital Impact capability. It's certainly not easy to estimate exactly what the revenue is because all of our large customers want to increase the integration of their off-line and online worlds, just as Rich was just talking about. That is the theme. We were recently at the customer executive conference. There is no topic hotter than online marketing right now. When spam goes away, this whole world is going to explode. And there is nobody more aware of that than our largest customers.

As they have seen their response rates from their mail programs and other off-line programs drop, enhanced analytics and understanding of the e-marketing have actually increased response rates despite the fact that we still have a lot of spam out there. And everyone is aware that if spam dies out over the next couple of years, that these response rates—and people's technologies improve, these response rates and success rates are going to increase. So as Forrester and some others are talking about this market spaces doubling—that's very easy for me to see in the next couple of years. So the market potential is very large for Acxiom.

And I think the guys at Digital Impact, quite frankly, are absolutely aware of that. Bill and his team are seeing that happening to them in the market they've been serving. But they also recognize that companies want to merge their off-line and online. And that they could not do without Acxiom. And we could not stand the time to try to build a platform to compete with Digital Impact's platform. It would take us years and years to build the technology—the know-how that they have today.

Mark Bacurin—Robert W. Baird—Analyst

Great. And maybe a question for Bill. Looking at your forecast for '06, you're looking for revenue to jump up to the high 40's and maybe even the low 50's versus what appears just looking at historical numbers to have been fairly flat revenue over the last three to four years. Could you give us some comment as to what gives you visibility into the step-up that you're expecting over the next twelve months?

Bill Park—Digital Impact—Chairman, President & CEO

Sure. A couple of factors, some of which are external factors and some of which are internal factors. On the external side, as Charles alluded to, and as Richard mentioned before, we are seeing a greater awareness and interest in adoption of e-mail and other e-marketing capabilities as an important part of the Fortune 1000 and Global 2000 marketers mix. So we're just seeing expansion of the pie as more businesses want to start embrace this channel more aggressively.

Secondly, we're seeing some concerns around spam diminishing, which I think is further stimulus to these types of large organizations in wanting to embrace and adopt e-marketing capabilities.

Third, we're seeing pricing starting to ease up. And over the last four years, we've seen double-digit pricing declines. And over the last 12 weeks, in the most recent quarters, we've seen that decline diminish substantially where we're starting to actually see pricing stabilize and potentially even take in a more positive direction. Those are the external factors.

On the internal side, we've been very candid with our shareholders in years past where we were the market leader and part of that challenge of being the first and the biggest is that we experienced some scalability and growing pains. And with our IMPACT 6 platform, we think we're much better able to serve our clients, which will greatly reduce client attrition. And we've seen that taking place already.

We have some new capabilities that we didn't have before going into this fiscal year, such as the search engine marketing capabilities, as well as some new transactional messaging capabilities. So we think we've got a great team. We've got a better platform upon which to build our business. We've got more products and services to sell into our client base. And for all of those external and internal reasons, we feel very, very bullish about this upcoming year.

Charles Morgan—Acxiom—Company Leader

Bill, you've also—as Charles—you've also had a number of competitive wins recently and acquired some new customers, some new applications. I think from your descriptions to me, that's also giving you a very positive view of your future.

Bill Park—Digital Impact—Chairman, President & CEO

That's right. And I mentioned this in my remarks that just in the last 90 days, we've signed on three large clients—Sun Microsystems, Audible, which is a leading online e-commerce company, as well as Royal Caribbean. In each of those three cases, they were obviously a very competitive situation where we're stacked up and competing against some of the leading e-mail and e-marketing companies and we came out on top. And I think the reason why we were successful was a reflection of our technology capabilities; our kind of enterprise service capabilities; and the fact that we're the market leader. I think as we joined forces with Acxiom, I think that that leadership position only gets enhanced through the broader capabilities that Acxiom brings, as well as through just their global reputation and franchise.

Charles Morgan—Acxiom—Company Leader

It seems like—I think you're also working to acquire one of Acxiom's largest customers, is a new customer of yours; we're going to help you this week.

Bill Park—Digital Impact—Chairman, President & CEO

And as I said, Charles, we appreciate that help, but I refuse to give you commission on that deal.

No, the financial services industry is a very rich vertical. It's one that I think has been only dipping its toe in the water for the online space because of all the sensitivities around data and privacy. And but they recognize that their customers are going online and that this is something that they can't ignore. And despite all the concerns around spam and fishing, they have to be online because that's where their customers are. We are talking in several financial services companies that Acxiom has relationships with. And we certainly expected to win those on our own. But with Acxiom's backing, we think our chances just go up a big step.

Charles Morgan—Acxiom—Company Leader

We agree.

Mark Bacurin—Robert W. Baird—Analyst

Great. And maybe one real quick one for Rodger. Could you give us what the expected borrowing cost is for the debt you'll take on I guess to fund this transaction? And what the expected incremental intangible amortization may be on an annual basis?

Charles Morgan—Acxiom—Company Leader

I know the amortization of intangibles is slightly over 3 million—right, 3.1 million? Non-cash number. And that—we are still in the process of making final determination. We have not, as I understand, gotten final (technical difficulty) ultimate number. It could be a little less, it could be a little more. But best guess, I think it was about 3.1 million annually of non-cash. And the interest, Rodger, is?

Rodger Kline—Acxiom—Chief Finance & Administration Leader

Well, we're going to finance this through our line of credit, revolving line of credit. And as you know from our cash flow, we've been paying that off on a regular basis. So we will have some additional borrowings on that line of credit for a few quarters. But then we expect to pay that down through our cash flow. It's, in our line of credit is about 4%, is what our interest cost is.

Mark Bacurin—Robert W. Baird—Analyst

Great. Thanks a lot, guys. Congratulations.

Operator

Todd Van Fleet with First Analysis.

Todd Van Fleet—First Analysis—Analyst

Good morning. Just to dig in a little bit further on the guidance for fiscal 2006, the 46 to 52 million, Bill, that you'd cited, is that kind of on a stand-alone basis?

Bill Park—Digital Impact—Chairman, President & CEO

That is on a stand-alone basis. That is excluding synergy.

Todd Van Fleet—First Analysis—Analyst

That's excluding synergies. So is it fair to assume that given the new operating platform that was recently I guess completed, would you have expected more of a breakeven year this year for Digital Impact on a stand-alone basis?

Bill Park—Digital Impact—Chairman, President & CEO

We have not given guidance on the bottom line yet. But we were expecting to see some nice improvements on the bottom line in the back half of the year.

Todd Van Fleet—First Analysis—Analyst

Okay. And I'm just curious as far as additional contributors to the top line, then, how much of that is search engine marketing that you would expect, as we saw here maybe over the past couple of years, you've kind of flat-lined on revenue, maybe 41, 42 million annually. The uptick—how much of the growth is provided by the search engine side?

Bill Park—Digital Impact—Chairman, President & CEO

We don't generally break that out. And obviously, we gave some initial guidance for this coming fiscal year based on the fact that we've done a lot of financial planning over the last several weeks. But our typical guidance period comes at the end of our fiscal fourth-quarter, which will be coming up in a few weeks. And there will be more details at that time.

Todd Van Fleet—First Analysis—Analyst

Okay. And then I guess, guidance on the Acxiom side, just from your standpoint, could you elaborate a little bit more about Digital Impact's positioning in the marketplace as you see it? And why you view this particular asset as being attractive relative to some of the others that might have been out there.

Charles Morgan—Acxiom—Company Leader

Well, this is Charles. I've certainly been involved in looking at them. But one of the key things that we look for is who would best serve our largest clients. Who had the track record with the Fortune 2000? And if you look at, it's pretty obvious—you look at Digital Impact's top clients compared to the top clients of some of the other companies in this space, and you then look at the technology and the integrated analytics and dynamic composition and all of the ability to provide services and to scale. And as we get a matrix on all those things and all those people in the space. And also, we were looking for size, not just somebody who had successfully served three large clients, but someone who could come in and have an adequate scale to be able to fit well into Acxiom. We believe that this is an important enough evolving area to give it major focus at Acxiom.

So as I've said my comments, we want to integrate Acxiom online capability, which we have a substantial number of business areas serving today. And by the time we take all Digital Impact's business units and Acxiom's business units, it will achieve enterprise status at Acxiom. And the ability to scale, the ability to bring enough critical mass of capability and talent, all of those were important factors for our evaluation. And certainly there's some good platforms out there. I mean no one can deny that Bigfoot has got some good capability, and DARTmail has got some good capability. But if we look at the real strength of Digital Impact and you score that, they come out the clear winner in this space from my perspective.

Todd Van Fleet—First Analysis—Analyst

Just curious—was Digital Impact a customer of Acxiom prior to?

Charles Morgan—Acxiom—Company Leader

No.

Todd Van Fleet—First Analysis—Analyst

Thanks.

Operator

Tim Nollen with Bear Stearns.

Tim Nollen—Bear Stearns—Analyst

Good morning. A couple of questions. Following the acquisition of SmartDM, which I thought was just kind of (technical difficulty) kind of a tuck-in or attach-on-the-side kind of an acquisition, this seems to be more of a transformative deal. And I'm wondering if this is—I think you've kind of hinted at it—a real step in a new direction, and could, therefore, be more to come? And second question is, regarding the price paid—quite a premium to the closing price of Digital Impact on Thursday. It looks like about a 2 to 2.5 times sales multiple. Could you give something else, like an EBITDA multiple perhaps? And a little explanation why the price was what it was? Thanks.

Charles Morgan—Acxiom—Company Leader

This is Charles. Let me just make a couple of—I'm not—I won't stop Rodger and some of these other guys from commenting. But if you look at net of cash and also you have to understand that there is about 80 million in tax loss carryforwards that we pick up. If you net all that, it's actually about 2 times revenue is the forward-looking revenue that we are paying just to put that in perspective. And I think if you look at the companies like Digital Impact on a stand-alone basis, you can look at one valuation as they try to carry the cost of a public company—all the infrastructure necessary to deliver their value proposition, that is from an IT infrastructure and so forth. But if you look at them on an integrated proposition with Acxiom and the leverage that we have in infrastructure costs, public company costs, it's clear to us that the value is fully justified. It made absolutely no sense for us to buy a secondary player in this space and attempt to deliver the premium service in this space, It is, in fact, a transformational thing for Acxiom. It should be clear that the SmartDM and the Digital Impact move—and what you have not seen is other Acxiom developments going on behind the scenes in our CII area to be able to complement this. So we have been doing a lot over the last year. And we might do more. But right now, we believe that we have a good, strong complemented capability to deliver and be the premier provider in this space. And if anybody else wants to comment on evaluation—

Rodger Kline—Acxiom—Chief Finance & Administration Leader

Well, I'll just comment that I don't think that the right way to look at this is just as a financial acquisition. It's a strategic acquisition and when we look at this whole market getting ready to really emerge and take off and grow strongly and the requirements from our big clients to support e-marketing and e-mail, then this makes a lot of strategic sense. And when we look at the synergies that we're going to be able to realize, the valuation of the transaction makes a lot of sense.

Charles Morgan—Acxiom—Company Leader

And also, by the way, just understand this is going to be significantly accretive in FY '07. And I'm confident that it will be significantly accretive in FY '07 and all beyond.

Rodger Kline—Acxiom—Chief Finance & Administration Leader

Yes, our model shows that the accretion will grow strongly beginning in FY '07 and then increase substantially each fiscal year after that.

Tim Nollen—Bear Stearns—Analyst

Okay. I don't disagree with the reason. A just wanted to hear what it was. The word transformative has come up a couple of times. This really is a movement into a new direction. I know that you had talked in the past about really focusing on the niche that you really created for yourselves in CDI. And it looks like this is something a little bit beyond that. Should we think of Acxiom as more a full-service direct marketing company now? Or how should we consider you?

Charles Morgan—Acxiom—Company Leader

I think that's probably fair. But it's all information based. Remember our core technology, our core strategy, is to help our clients leverage information and leverage all of the supporting platforms and systems to analyze, to be able to effectively use that information to effectively execute successful marketing programs.

Richard Howe—Acxiom—Marketing Organization Leader

And I might add that the online world produces an opportunity unlike that in the off-line world for Acxiom to host, if you will, this closed-loop capability. So in this regard, it's an application that is perfectly suited to the underpinning of our information business. And that's kind of the strategy we've been on is trying to find more of these applications that can leverage our core competencies.

Tim Nollen—Bear Stearns—Analyst

That's helpful. Thanks.

Operator

Brad Eichler with Stephens Inc.

Trey Grooms—Stephens Inc.—Analyst

This is Trey Grooms for Brad. Could you spend a little more time discussing the acquisition process that took place? I know there was a $2 hostile bid on the table; prior to that it was trading well below $2. And obviously, $3.50 is a pretty good ways from $2. What took place there? Was there a competitive process? Or a banker involved, etc?

Jerry Jones—Acxiom—Business Development/Legal Leader

Well, from the Acxiom perspective—Trey, this is Jerry Jones. We will fully describe all the matters leading up to this transaction and the tender offer materials that will be filed later. And as a result, the need for completeness with respect to that filing, we'll just defer your question to that time.

Trey Grooms—Stephens Inc.—Analyst

Okay. Just one other thing. You guys had mentioned that pricing has been improving in the e-mail area. Can you quantify what you're seeing there? And from your opinion, what is the cause for the pricing improvement there?

Bill Park—Digital Impact—Chairman, President & CEO

Sure. Brad, this is Bill Park. There's a couple things we're seeing. We noted this in our last earnings call. We saw that for new contracts, we saw the pricing decline only in the low-single digits, which was a vast improvement over what normally we had seen, 18 to 20% year-over-year pricing declines. And for contract renewals, we saw zero price degradation on contract renewals. And we think that's being driven by a couple of things. One is that our core business is strengthening. So with the improvements in our technology platform with some of the new capabilities that we've been delivering to our clients, we think that they're happy clients. And happy clients have less need to shop around.

We think that on some of the more external factors, with the explosive growth that people are seeing in online marketing, e-mail is becoming an even more attractive channel for businesses because they compare that to their other channels, whether it be off-line channels or some of the online channels, where things are starting to heat up even more and the pricing is reflecting that. So in comparison, e-mail is looking very, very cost-effective. And as a result, people are willing to pay the premium to work with the leader in this space.

Trey Grooms—Stephens Inc.—Analyst

Thanks, guys. And just one other question. You had mentioned financial services. Specifically, where do you see any of the other cross-sell opportunities here?

Charles Morgan—Acxiom—Company Leader

This is Charles. I want to say that there is—and I think I might even said (ph) this comment—there is not a single client of Acxiom that I think is not. Every client should be a prospect for these capabilities. They scale very nicely. Anybody that is using our off-line capability or even our online capability that is being delivered by SmartDM, this enhances the capability to deliver. I mentioned a big online customer that we have right now, Harrah's, and some of the capability that they want to do in dynamic content. There is actually been a proposal to develop that internally at Acxiom. Because it's needed by several of our existing, large clients. So again, as I said earlier, it was a make or buy it sort of a decision for us. Could we realistically wait a year or two to get this capability built when we are already having demand by our existing large clients at SmartDM for this.

Bill Park—Digital Impact—Chairman, President & CEO

And Charles, if I can add, I think that there's a very strong opportunity to cross-sell Acxiom's products and services into our client base. We work not just in financial services, but in other industries that are very ripe for some of these data products and capabilities such as retail, travel, as well as financial services, as well as the high-tech sector, which we have a very strong position in.

Charles Morgan—Acxiom—Company Leader

So by the way, a stronger position realistically that Acxiom does, however, we do share several large customers in high-tech.

Bill Park—Digital Impact—Chairman, President & CEO

That's right.

Charles Morgan—Acxiom—Company Leader

Several big customers in high-tech.

Trey Grooms—Stephens Inc.—Analyst

Okay, thank you.

Operator

(Operator Instructions). Brandon Dobell with Credit Suisse First Boston.

Chris Pitt—Credit Suisse First Boston—Analyst

Good morning. This is Chris Pitt (ph) in for Brandon. You mentioned synergies a couple times. I wonder if you could talk about the operations side of it, any technologies and synergies you see there and any integration issues. As well as second question, you just mentioned some shared customers. Is there an opportunity here to sell heritage Acxiom services to Digital Impact customers as well?

Charles Morgan—Acxiom—Company Leader

Well the last question I think we just sort of answered—absolutely. We believe that we are selling Acxiom's services to some of Digital Impact customers. And part of our synergy was looking at other Acxiom customers—I mean other Digital Impact customers. And it was very clear that their needs would be very favorably served by Acxiom. So I think the answer is absolutely, on the customer synergies. I think that's the very easiest one.

As far as on the operational synergies, we are very early in planning because we have not been able to interact with all of the Acxiom and Digital Impact people that are in all of these areas. It is difficult for us to get down to the details. But clearly, there is a substantial outsourced IT platform of Digital Impact. Acxiom is in that business. It's clear that there are IT synergies. It is clear that we have public company synergies and legal synergies. They have a legal team and we believe that we will be able to leverage our legal team. That means we're going to reduce the staff in any of these areas of Digital Impact because we don't know what we're going to do today.

But it is obvious that the growth that Digital Impact is seeing today is not going to require as much increase in people costs as it would without Acxiom. So we can leverage our Acxiom capability pretty nicely across all these—this growing customer base of Digital Impact.

And by the way, as I said, we have some absolutely superb capability that's represented by SmartDM. And I spent a day at SmartDM in the last few weeks. And I am incredibly impressed with what those guys are doing as I'm incredibly impressed with what the guys that Digital Impact are doing. And one of the things that I did was talked to Rich Maradik it at SmartDM about what he thought about Digital Impact and what they would bring to them. And he was extremely excited about it. So the synergies that we see across the business, we are still in the process of understanding, but they are significant.

Rodger Kline—Acxiom—Chief Finance & Administration Leader

Okay thank you. With that, we will close the question-and-answer period and the conference call. I want to remind you or inform you that we will update our financial roadmap in early May when we have our year-end financial release. And thank you very much for your interest this morning. And Bob Bloom and others will be available today to answer individual questions. Thank you.

Operator

And that does conclude today's teleconference. We do thank you for your participation. You may now disconnect.

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